

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2012

Via E-mail
Xue Bangyi
Chief Executive Officer
Jinzanghuang Tibet Pharmaceuticals, Inc.
Harborside Financial Center
2500 Plaza V
Jersey City, NJ 07303

     Re: **Jinzanghuang Tibet Pharmaceuticals, Inc.**
                Form 10-K for the Fiscal Year Ended June 30, 2010
                Filed September 28, 2010
                Form 10-K for the Fiscal Year Ended June 30, 2011
                Filed October 14, 2011
                File No. 000-53254

Dear Mr. Bangyi:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel and Mining